Dreman/Claymore Dividend & Income Fund
N-SAR Exhibit 77C
October 31, 2008



Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on September 24, 2008. Common and preferred shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common and preferred shareholders of the Fund:


                                 # of Shares          # of Shares
                                    In Favor             Withheld
-----------------------------------------------------------------
Richard L. Crandall                  12,736                2,313
David C. Hooten                      12,734                2,312

The other Trustees of the Fund whose terms did not expire in 2008 are David N. Dreman, Roman Friedrich III, Ronald A. Nyberg and Ronald E. Toupin, Jr.